NFJ Dividend, Interest & Premium Strategy Fund                                          Annual Shareholder
January 31, 2011                                                                                                       Meeting Results

The Funds held its annual meeting of shareholders on July 21, 2010. Shareholders voted as indicated below:
	Affirmative	Withheld Authority
Re-election of Paul Belica – Class I to serve until 2012	82,137,502	6,447,365
Re-election of Hans W. Kertess – Class I to serve until 2012	82,260,364	6,324,503
Re-election of William B. Ogden, IV – Class I to serve until 2012	82,240,577	6,344,290
Re-election of R. Peter Sullivan III – Class II to serve until 2013	82,286,373	6,298,494
Election of Alan Rappaport – Class III to serve until 2011	82,290,170	6,294,697
Election of James A. Jacobson – Class II to serve until 2013	82,294,420	6,290,447

Mr. John C. Maney†, continued to serve as a Trustee.
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†Interested Trustee